Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 14, 2023
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004
Re: Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Dear Sir or Madam:
On behalf of the Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 396 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended (also filed as Amendment No. 398 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 396 is being filed for the purpose of registering the Direxion Daily NVDA Bull 1.5X Shares as a new series of the Trust.
Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463, Alyssa Sherman of Rafferty Asset Management, LLC at (646) 572-3633, or Stacy L. Fuller of K&L Gates at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Alyssa Sherman
Secretary
Rafferty Asset Management, LLC